

June 28, 2011

VIA E-Mail
Mr. Michael J. Rispoli
Chief Financial Officer
Grubb & Ellis Company
1551 North Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re:** **Grubb & Ellis Company**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 3/31/2011**
> **File No. 001-08122**

Dear Mr. Michael J. Rispoli:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 6 – Selected Financial Data

Non-GAAP Financial Measures, pages 34 – 35

1. We note you reconcile EBITDA to net loss attributable to Grubb & Ellis Company. Please note that EBITDA should be reconciled to net income/loss pursuant to Question 103.02 of the Compliance and Disclosure Interpretations on the use of Non-GAAP financial measures, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise accordingly in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

2.   We note that on March 21, 2011, the company announced that it had determined not to declare the March 31, 2011 quarterly dividend to holders of 12% cumulative preferred stock. To the extent that you continue to have unpaid preferred dividends, in future Exchange Act periodic reports, please explain in more detail the material consequences to your results of operations or liquidity, if any.

Current Sources of Capital and Liquidity, page 53

3.   We note the roughly $34 million in payments due in 2011, the $18 million loan facility, and your operating losses for fiscal year 2010 and the first quarter ended March 31, 2011. In future Exchange Act reports, to the extent that you anticipate having to sell securities or assets to satisfy your liquidity requirements, please elaborate on such situation and provide more details regarding your anticipated cash uses for the next fiscal year to include interest payments, dividend payments, if any, and capital expenditures, in addition to anticipated debt maturities.

Compensation During Term of Employment, page 131

4.   We note that your compensation reflects consideration of an external comparison to available market data. Please clarify if your compensation determinations are based on your review of a peer group of companies. If so, clarify whether you benchmark your compensation to such peer group. Provide similar disclosure in future filings, as applicable

Financial Statements and Notes

Note 21 – Commitments and Contingencies

Claims and lawsuits, pages 100 – 101

5.   We note that you are involved in various legal proceedings. If there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification.   In addition, for any contingencies where you are unable to estimate a range of reasonably possible losses, please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. For cases that have been outstanding for several years we would expect that at some point you would be able to come up with a range of possible loss.

Form 10-Q for the period ended March 31, 2011

Results of Operations, page 30

6.   On page 30 you indicate that management services revenues decreased primarily due to reduced reimbursable revenue. In this subsection you compared area managed from the first quarter with the fourth quarter. In future Exchange Act reports, please quantify how reimbursable revenues, or other applicable revenue components, affected the change in segment revenues and also compare area managed of the reporting period with the corresponding prior period.

7.   We note that the transaction services compensation costs increased at a greater rate than the revenues for that same segment. To the extent applicable in future Exchange Act reports, please discuss the reasons and/or trends associated with disproportionate changes in your revenues and expenses.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551 - 3657 or Duc Dang at (202) 551 – 3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief